Exhibit 4.4(c)

EXECUTION COPY

KERZNER INTERNATIONAL LIMITED
KERZNER INTERNATIONAL NORTH AMERICA, INC.

As Issuers

6¾% Senior Subordinated Notes due 2015

FIRST SUPPLEMENTAL INDENTURE

Dated as of September 22, 2005

Supplementing the Indenture dated as of September 22, 2005, among Kerzner International
Limited, as Issuer, the Guarantors named therein and The Bank of New York Trust Company, N.A., as Trustee

THE BANK OF NEW YORK TRUST COMPANY, N.A.

As Trustee

FIRST SUPPLEMENTAL INDENTURE dated as of September 22, 2005, among Kerzner International Limited (formerly known as Sun International Hotels Limited), an international business company organized under the laws of the Commonwealth of The Bahamas (the “Company” or “Kerzner International”), Kerzner International North America, Inc. (formerly known as Sun International North America, Inc.), a Delaware corporation and a wholly owned subsidiary of the Company (“KINA” together with the Company, the “Issuers”) and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”), under the Indenture referred to herein.

WHEREAS the Company issued and sold to Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Wells Fargo Securities, LLC, as initial purchasers, $400,000,000 aggregate principal amount of 6¾% senior subordinated notes due 2015 (the “Notes”), pursuant to an Indenture dated as of September 22, 2005, among the Company, the Guarantors and the Trustee;

WHEREAS Section 9.1 of the Indenture provides that the Company, any Guarantor and the Trustee may amend the Indenture without the written consent of the holders to cure any ambiguity, defect or inconsistency, or to make any other provisions with respect to matters or questions arising under the Indenture which may not be inconsistent with the provisions of the Indenture, provided such action may not adversely affect the interests of any holder in any respect;

WHEREAS the Company has determined that KINA should be added as co-issuer of the Notes, as it was for the recently refinanced 8 7/8% senior subordinated notes due 2011;

WHEREAS the addition of KINA as co-issuer and the related revisions incorporated herein will not adversely affect the interests of any holder of the Notes in any respect; and

WHEREAS this First Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Company and KINA.

NOW, THEREFORE, the Issuers and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Securities:

ARTICLE I

Amendments

SECTION 1.01.  Addition of KINA as Co-Issuer.  Each reference to “Issuer” in the Indenture, including the Exhibits thereto, shall be to both Kerzner International and KINA, as co-issuers of the Notes, and shall be replaced by a reference to “Issuers,” as defined above and in the Indenture, as amended hereby.  When the context so requires, singular forms of syntax in respect of the Issuer shall be deemed replaced by plural forms in respect of the Issuers (e.g., references to “its” shall be deemed references to “their”).

Pursuant to the foregoing, the preamble to the Indenture shall be replaced with the following:

“THIS INDENTURE, dated as of September 22, 2005, is by and among Kerzner International Limited, an international business company organized under the laws of the Commonwealth of The Bahamas (“Kerzner International”), Kerzner International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Kerzner International (“KINA” and, together with Kerzner International, the “Issuers”), the Guarantors referred to below and The Bank of New York Trust Company, N.A., as Trustee.

Each party hereto agrees as follows for the benefit of each other party and for the equal and ratable benefit of the Holders of the Issuers’ 6¾% Senior Subordinated Notes due 2015:”

In addition, the first paragraph of page A-4 of the Indenture (included in the Form of Note) shall be replaced with the following:

“Kerzner International Limited, an international business company organized under the laws of the Commonwealth of The Bahamas (“Kerzner International”), and Kerzner International North America, Inc., a Delaware corporation and a wholly owned subsidiary of Kerzner International (“KINA” and, together with Kerzner International, the “Issuers,” which term includes any successor corporation under the Indenture hereinafter referred to), for value received, hereby promise, jointly and severally, to pay to                  , or registered assigns, the principal sum of                          Dollars, on October 1, 2015.”

KINA shall be deemed to have executed as co-issuer each certificate representing Notes issued prior to the execution of this First Supplemental Indenture.

SECTION 1.02.  Definitions.  Section 1.1 of the Indenture is amended by replacing the language up to the first proviso in the definition of “Unrestricted Subsidiary” with the following language:

““Unrestricted Subsidiary” means any subsidiary of Kerzner International (other than KINA) that does not own any Capital Stock of, or own or hold any Lien on any property of, Kerzner International or any other Subsidiary of Kerzner International, including KINA, and that shall be designated an Unrestricted Subsidiary by the Board of Directors of Kerzner International;”

SECTION 1.03.  Addition of Certain Covenants.  The following covenant is hereby added in its entirety as Section 5.3 to Article V of the Indenture:

“Section 5.3           Limitation on Merger, Sale or Consolidation of KINA.

KINA will not consolidate or merge with or into (whether or not KINA is the surviving person) another person (other than Kerzner International or a Guarantor) unless (i) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than KINA) expressly assumes all the obligations of KINA pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee; and

(ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default shall have occurred or be continuing.  Any person that expressly assumes all the obligations of KINA pursuant to a supplemental indenture as provided in the foregoing, shall succeed to, and be substituted for, and may exercise every right and power of KINA under this Indenture with the same effect as if such successor corporation had been named herein as KINA.

Notwithstanding the foregoing, upon the sale or disposition (whether by merger, stock purchase, or otherwise) of KINA in its entirety to an entity which is not a Subsidiary, which transaction is otherwise in compliance with this Indenture (including, without limitation, the provisions of Section 4.13 hereof), KINA shall be released from the obligations under the Securities and this Indenture except with respect to any obligations that arise from, or are related to, such transaction; provided, however, that any such termination shall occur only to the extent that all obligations of KINA under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of Kerzner International or any of its Subsidiaries shall also terminate upon such release, sale or transfer.”

SECTION 1.04.  Clarification of Certain Default Provisions.  Sections 6.1(5) through 6.1(8) of the Indenture shall be replaced with the following:

(5) a decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudicating either or both of the Issuers or any of their Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of either or both of the Issuers or any of their Significant Subsidiaries under any bankruptcy or similar law, and such decree or order shall have continued undischarged and unstayed for a period of 60 consecutive days; or a decree or order of a court of competent jurisdiction, judgment appointing a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency for either or both of the Issuers, any of their Significant Subsidiaries, or any substantial part of the property of any such person, or for the winding up or liquidation of the affairs of any such person, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

(6) either or both of the Issuers or any of their Significant Subsidiaries shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a Custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any substantial part of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts as they become due;

(7) a default in Indebtedness of either of the Issuers or any of their Subsidiaries with an aggregate principal amount in excess of $20 million (a) resulting from the failure to pay any principal at final stated maturity or (b) as a result of which the maturity of such Indebtedness has been accelerated prior to its stated maturity; and

(8) final unsatisfied judgments not covered by insurance aggregating in excess of $20 million, at any one time rendered against either of the Issuers or any of their Subsidiaries and either (a) commencement by any creditor of any enforcement proceeding upon any such judgment that is not promptly stayed or (b) such judgment is not stayed, bonded or discharged within 60 days.”

SECTION 1.05.  Trustee’s Acceptance.  The Trustee hereby accepts this First Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

ARTICLE II

Miscellaneous

SECTION 2.01.  Interpretation.  Upon execution and delivery of this First Supplemental Indenture, the Indenture shall be modified and amended in accordance with this First Supplemental Indenture, and all the terms and conditions of both shall be read together as though they constitute one instrument, except that, in case of conflict, the provisions of this First Supplemental Indenture will control.  The Indenture, as modified and amended by this First Supplemental Indenture, is hereby ratified and confirmed in all respects and shall bind every Holder of Securities.  In case of conflict between the terms and conditions contained in the Securities and those contained in the Indenture, as modified and amended by this First Supplemental Indenture, the provisions of the Indenture, as modified and amended by this First Supplemental Indenture, shall control.

SECTION 2.02.  Conflict with Trust Indenture Act.  If any provision of this First Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this First Supplemental Indenture, the provision of the TIA shall control.  If any provision of this First Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this First Supplemental Indenture, as the case may be.

SECTION 2.03.  Severability.  In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.04.  Terms Defined in the Indenture.  All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Indenture.

SECTION 2.05.  Headings.  The Article and Section headings of this First Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.06.  Benefits of Supplemental Indenture, etc.  Nothing in this First Supplemental Indenture or the Securities, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Securities, any benefit of any legal or equitable right, remedy or claim under the Indenture, this First Supplemental Indenture or the Securities.

SECTION 2.07.  Successors.  All agreements of the Issuers and the Guarantors in this First Supplemental Indenture shall bind their successors.  All agreements of the Trustee in this First Supplemental Indenture shall bind its successors.

SECTION 2.08.  Trustee Not Responsible for Recitals.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the correctness of the recitals of fact contained herein, all of which recitals are made solely by the Issuers.

SECTION 2.09.  Certain Duties and Responsibilities of the Trustee.  In entering into this First Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

SECTION 2.10.  Governing Law.  This First Supplemental Indenture shall be governed by and construed in accordance with the internal laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to principles of conflicts of law.  The Issuers and each Guarantor hereby irrevocably submit to the jurisdiction of any New York State court sitting in the Borough of Manhattan in the City of New York or any Federal court sitting in the Borough of Manhattan in the City of New York in respect of any suit, action or proceeding arising out of or relating to this First Supplemental Indenture, and irrevocably accepts for itself and in respect of its property, generally and unconditionally, jurisdiction of the aforesaid courts.  The Issuers and each Guarantor irrevocably waive, to the fullest extent they may effectively do so under applicable law, trial by jury and any objection which they may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Nothing herein shall affect the right of the Trustee or any securityholder to serve process in any other manner permitted by law or to commence legal proceedings or otherwise proceed against the Issuers or any Guarantor in any other jurisdiction.

SECTION 2.11.  Duplicate Originals.  All parties may sign any number of copies or counterparts of this First Supplemental Indenture.  Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.

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IN WITNESS WHEREOF, each party hereto has caused this First Supplemental Indenture to be signed by its officer thereunto duly authorized as of the date first written above.

KERZNER INTERNATIONAL LIMITED,

by	/s/ John R. Allison
	Name:	John R. Allison
	Title:	Executive Vice President and Chief Financial Officer

by	/s/ William C. Murtha
	Name:	William C. Murtha
	Title:	Authorized Signatory

KERZNER INTERNATIONAL NORTH AMERICA, INC.,

by	/s/ John R. Allison
	Name:	John R. Allison
	Title:	Chief Executive Officer

by	/s/ William C. Murtha
	Name:	William C. Murtha
	Title:	Senior Vice President and
Corporate Counsel

THE BANK OF NEW YORK TRUST COMPANY, N.A., as Trustee

by	/s/ Craig A. Kaye
	Name:	Craig A. Kaye
	Title:	Assistant Vice-President